Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2008

SRKP 14, Inc.
Attn: Anthony Pintsopoulos, Principal Financial Officer
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

Re: SRKP 14, Inc.
         Form 10-KSB for the Year Ended December 31, 2007
         File No. 000-52104

Dear Mr. Pintsopoulos:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                             Sincerely,

                             Carlton Tartar
                             Branch Chief